UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of May 2008

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

VEOLIA WATER WINS TWO MAJOR CONTRACTS

WITH THE SIAAP, THE WASTEWATER AUTHORITY FOR PARIS, FRANCE

Paris, May 19th, 2008. Veolia Water, via OTV, a subsidiary of Veolia Water Solutions & Technologies, has been awarded two major design-build contracts by the SIAAP, the wastewater authority for the Paris area in France.

As leader of the consortium for both projects, Veolia Water will be in charge of bringing the Seine Aval wastewater treatment plant in Achères into compliance with the EU’s Urban Wastewater Directive. With a capacity of 1.7 million cubic meters per day during dry weather, the plant is the biggest of its kind in Europe.

The world leader in water treatment will also execute the second section of the Seine Grésillons wastewater treatment plant in Triel sur Seine. The works will triple the plant’s capacity and bring it into compliance with the European Framework Directive and the French Water Act, which sets a target for the good ecological status of the River Seine.

The turnover for these two contracts is worth a cumulated total of €224.1 million Euros over the period for the company.

Commenting on the contracts Antoine Frérot, Chief Executive Officer of Veolia Water explained, “These two contracts confirm the trust afforded by the SIAAP - one of the world’s biggest and most demanding wastewater authority - in our expertise in the design and implementation of high-tech treatment solutions. Against a backdrop of European regulations that are imposing excellence, we are continuing the major environmental combat to conserve the Seine’s water quality.”

Veolia Water will implement its sophisticated technological solutions to ensure the compliance of the treated wastewater discharged into the Seine by these two plants, which deal with two-thirds of the effluent generated in the Paris area.

At Seine Aval, the priority is to continue the work on effluent denitrification, the first phase of which was completed in 2006. The denitrification capacity will be increased to treat 30% of incoming effluent during dry weather. Denitrification will be ensured by the Biostyr® process. The Biosep® immersed membrane bioreactor process will assure the filtration of water coming from treated sludge.

The contract is worth a total amount of €287 million Euros for the consortium (1), of which Veolia Water’s share is €135.4 million Euros. Following the works and the hand-over phase, the plant will be operational in 2011 and final delivery will take place at the end of 2012.

At Seine Grésillons, the second contract covers the design-build of the second section of the wastewater treatment plant. Veolia Water is the leader of the consortium involved (2).

(1)	Made up of OTV, consortium leader, with Eiffage TP for the civil engineering work, the Luc Weizmann architecture firm and Bonnard & Gardel consulting engineers for project management.
(2)	Made up of OTV, consortium leader, with Stereau, Bouygues TP in partnership with SPIE Batignolles TPCI for the civil engineering work, and the Dominique Lelli architecture firm.

The contract awarded by SIAAP is worth a total amount of €312 million Euros, of which Veolia Water’s share is €88.7 million Euros.

This second construction phase will triple the size of the existing plant, increasing its capacity to 300,000 m3/day. Carbon, nitrogen and phosphorous treatment will be provided by the Biostyr® process and by primary and tertiary lamellar settling. A cogeneration plant will produce electricity on the site.

The schedule has set delivery at the end of 2012, after construction and hand-over, followed by a 22-month period of technical support.

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SIAAP is a public company that treats the wastewater generated by more than 8 million people in the Paris area, as well as the area’s stormwater, in order to return water that is suitable for natural development to the Seine and Marne rivers. SIAAP manages 3 million cubic meters of wastewater per day, which is transported through its 530 km of sewers and treated by its five wastewater treatment plants. http://www.siaap.fr

Veolia Water, the water division of Veolia Environnement, is the world leader in water services. Specialized in the delegated management of water and wastewater services for municipal authorities, as well as industrial and service companies, it is also one of the world's leading designers of technological solutions and constructor of facilities needed in water services. With 82,800 employees, worldwide, Veolia Water provides drinking water services to 78 million people and wastewater services to 53 million. Its 2007 revenues amounted to €10.9 billion Euros. www.veoliawater.com

Veolia Water Solutions & Technologies is the technological subsidiary of Veolia Water. The company is specialized in engineering, the design and construction of turnkey equipment, and the creation of technical solutions integrated into these units.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is world leader in environmental services. With more than 300,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €32.6 billion in 2007. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

US investor contact: Brian Sullivan - Tel +(1) 630 371 2749

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 19, 2008

By:	/s/ Alain Tchernonog Name: Alain Tchernonog Title: General Secretary